UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38703

VELODYNE, LLC

(SUCCESSOR-BY-MERGER TO VELODYNE LIDAR, INC.)

(Exact name of registrant as specified in its charter)

5521 Hellyer Avenue

San Jose, California 95138

(669) 275-2251

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

Warrants, each exercisable for three-quarters of one share of common stock

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On November 4, 2022, Velodyne Lidar, Inc. (“Velodyne”), Ouster, Inc. (“Ouster”), Oban Merger Sub, Inc., a direct, wholly owned subsidiary of Ouster (“Merger Sub I”), and Oban Merger Sub II LLC, a direct, wholly owned subsidiary of Ouster (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which they agreed to combine their respective businesses in a merger of equals. Pursuant to the terms of the Merger Agreement and on February 10, 2023, Merger Sub I merged with and into Velodyne (the “First Merger”), with Velodyne as the surviving corporation in the First Merger and as the second step in a single integrated transaction with the First Merger, Velodyne merged with and into Merger Sub II, with Merger Sub II as the surviving company and a direct, wholly owned subsidiary of Ouster (the “Second Merger”). Following the Second Merger, Merger Sub II was renamed “Velodyne, LLC”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Velodyne, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VELODYNE, LLC (successor by merger to Velodyne Lidar, Inc.)

DATE:	February 28, 2023	BY:	/s/ Angus Pacala
Name: Angus Pacala
Title: President